UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A
CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION
13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 333-7480

Industrias Bachoco, S.A.B. de C.V.

(Exact name of registrant as specified in its charter)

Avenida Tecnológico 401
Ciudad Industrial, 38010
Celaya, Guanajuato, Mexico.
+011-52-461-618-3555

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

American Depositary Shares, each representing twelve Series B Shares

Series B Shares, without par value

(Title of each class of securities covered by this Form)

Place an X in the box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a)	☒	Rule 12h-6(d)	☐
(for equity securities)		(for successor registrants)
Rule 12h-6(c)	☐	Rule 12h-6(i)	☐
(for debt securities)		(for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

A.	Industrias Bachoco, S.A.B. de C.V. (the “Company”) first incurred the duty to file reports under Sections 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) when the Company’s registration statement on Form F-1 (No. 333-7472) filed on August 22, 1997 was declared effective by the United States Securities and Exchange Commission (the “Commission”).

B.	The Company has filed or submitted all reports required under Sections 13(a) or 15(d) of Exchange Act and corresponding rules and regulation of the Commission for the 12 months preceding the filing of this Form 15F. The Company has filed at least one annual report on Form 20-F under Sections 13(a) or 15(d) of the Exchange Act.

Item 2. Recent United States Market Activity

The Company’s securities were last sold in the United States in a registered offering under the Securities Act of 1933, as amended, pursuant to a registration statement on Form F-1 (No. 333-7472), filed on August 22, 1997.

Item 3. Foreign Listing and Primary Trading Market

A.	The Series B Shares, the shares underlying the American Depositary Shares (“ADSs”) evidenced by American Depositary Receipts (“ADRs”), are listed on the Mexico Stock Exchange (“BMV”), which constitutes their primary trading market.

B.	The Company has maintained the listing of its Series B Shares on the BMV for at least the 12 months preceding the filing of this Form 15F.

The Company’s shares were initially listed on the BMV on September 19, 1997 in the form of Series L Shares and Series B Shares. The ADRs have represented the Series B Shares since September 2006 following the completion of the conversion process described below.

Before September 2006, the Company’s common stocks consisted of 450,000,000 Series B Shares and 150,000,000 Series L shares. Holders of Series B Shares were entitled to one vote at any general meeting of the Company’s stockholders for each Series B Share held. Holders of Series L Shares were entitled to one vote for each Series L Share held, but only with respect to certain matters. The Company had UBL Units consisting of one Series B Share and one Series L Share and B Units consisting in two Series B Shares.

During the extraordinary meeting held on April 26, 2006, the Company’s stockholders approved the Company’s plan to convert the Series L Shares into Series B Shares, with full voting rights, as well as the dissolution of UBL and UBB Units into their components shares.

This process was completed in September 2006 and included two steps: separating the UBL and UBB Units trading on the BMV into their component shares and converting the Series L Shares into Series B Shares, thereby creating a single share class, the Series B Shares. These shares are trading on the BMV. The ADRs, which were traded on the NYSE until April 21, 2023, consists of twelve underlying Series B shares with full voting rights.

C.	During the 12-month period beginning March 31, 2022 and ending March 31, 2023, the percentage of trading in the Series B Shares that occurred in Mexico was approximately 72%.

Item 4. Comparative Trading Volume Data

Not applicable.

Item 5. Alternative Record Holder Information

As of April 17, 2023, there were 7 record holders of the ADRs who were United States residents.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

A.	On March 28, 2023, the Company published a notice under cover of a Report of Foreign Private Issuer on Form 6-K, including a press release attached as exhibit 99.1 thereto, disclosing its intent to, among other things, terminate its duty to file reports under Section 13(a) and Section 15(d) of the Exchange Act.

B.	The press release described above was also disseminated in the United States by BusinessWire.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

The Company will publish the information required under Rule 12g3-2(b)(1)(iii), in English, on its website www.bachoco.com.

PART III

Item 10. Exhibits

Not applicable.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

1.	The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

2.	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

3.	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Industrias Bachoco, S.A.B. de C.V. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Industrias Bachoco, S.A.B. de C.V. certifies that, as represented on this Form, the Company has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

INDUSTRIAS BACHOCO, S.A.B. de C.V.

By:	/s/ Daniel Salazar Ferrer, CFO

Date: April 24, 2023